Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Entasis Therapeutics Holdings Inc.:

We consent to the incorporation by reference in the registration statement No. 333-228384 on Form S-8 of Entasis Therapeutics Holdings Inc., of our report dated March 29, 2019, with respect to the consolidated balance sheets of Entasis Therapeutics Holdings Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of Entasis Therapeutics Holdings Inc.

/s/ KPMG LLP

Cambridge, Massachusetts

March 29, 2019